United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-1125

Madison Gas and Electric Company

(Exact name of registrant as specified in its charter)

133 South Blair Street
Post Office Box 1231
Madison, Wisconsin 53701-1231
(608) 252-7000

(Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, Par Value $1 Per Share

(Title of each class of securities covered by this form)

Cumulative Preferred Stock, Par Value $25 Per Share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]		

Approximate number of holders of record as of the certificate or notice date: 1

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Madison Gas and Electric Company

Date: August 12, 2002   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer